JEFFREY G. KLEIN, P.A.

301 Yamato Road Suite 1240

Boca Raton, Florida 33431

Telephone: (561)953-1126	Telefax: (561)994-6693
Email: jklein@jkleinlegal.com

March 24, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C.  20549

Attention:    Ruairi Regan

Re:

Mindesta Inc.

Amendment No. 3 to Current Report on Form 8-K

Filed February 18, 2015

File No.  000-30651

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated March 3, 2015.

1.

With respect to comment No. 1, we have expanded our disclosure under Item 2.01 to include the entirety of the disclosure as required.

2.

With respect to comment No. 2, we have deleted all costs and statistical references that we have not provided corresponding references. Any referenced reports were previously provided.

3.

With respect to comment No. 3, we have deleted the reference to Phyto Plant Research and ODF Technologies.

4.

With respect to comment No. 4, we have modified our disclosure under the both the manufacturing and operational sections to more clearly indicate that the Company expects to rely on third party manufacturers for at least the next  two years.

5.

With respect to comment No. 5, we have deleted the reference that Germany and the Netherlands will be our primary market.

Sincerely,

/s/Jeffrey G. Klein

Jeffrey G. Klein, counsel

MINDESTA, INC.

(Stationary)

March 24, 2015

Securities and Exchange Commission

Washington, D.C.

Re:

Mindesta, Inc.

Amendment No. 3 to Current Report on Form 8-K

Filed February 18, 2015

File No. 000-30651

Dear Sir/Madam:

The following is filed in connection with the comment letter dated March 3, 2015.

The undersigned, on behalf of MINDESTA, INC. acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Pankaj Modi

Pankaj Modi, Chief Executive Officer